Exhibit 99.1
trivago N.V. confirms its full-year guidance after Expedia releases second quarter results

Düsseldorf, Germany - July 27, 2017 - trivago N.V. (NASDAQ: TRVG), a leading global hotel search platform, today confirmed its positive outlook and annual guidance after its majority shareholder, Expedia, Inc., reported its financials as part of its quarterly segment reporting.
Axel Hefer, CFO, said: "As we continue to focus on growth and long-term value creation, we look forward to reporting our financial results on August 4, 2017. In light of our expectations for the year, we confirm our previously communicated full-year guidance and continue to expect annual revenue growth to be around 50% in 2017, with our adjusted EBITDA* margin likely to be up slightly from 2016."
Our decision to confirm our guidance is based on several expectations and assumptions for the year:

•
Robust growth in referral revenue over the first two quarters has not only been driven by volume growth but also by positive revenue effects from the introduction of our relevance assessment. We expect revenue per qualified referral (RPQR) to show normalized levels in the second half of 2017 and a positive long-term effect through an improved user experience

•
We are optimizing our performance marketing investment mix as part of our ongoing efforts to drive bookings and create long-term value for our advertisers. These adjustments will slow down qualified referral growth in the near term but are intended to have a long-term positive impact on RPQR

•	As a consequence, we expect our revenue growth to be more weighted to the first half of 2017 averaging out at around 50% for the full year 2017
Results reported by Expedia, Inc. may differ in certain material respects from trivago N.V.'s standalone results for the corresponding periods. On August 4, 2017, trivago N.V.'s management will host a webcast at 2:00 PM CEST / 8:00 AM ET. The webcast and the accompanying presentation will be available on the Investor Relations section of trivago N.V.'s corporate website (http://ir.trivago.com).
For more details, refer to Expedia's second-quarter report, which is available on the Securities and Exchange Commission's website (http://www.sec.gov). A recording of Expedia's webcast is also available on the Investor Relations section of its corporate website (http://ir.expediainc.com).

About trivago
Founded in 2005 and headquartered in Düsseldorf, Germany, trivago is a global hotel search platform, focused on reshaping the way travelers search for and compare hotels. trivago’s mission is to “be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” As of June 30, 2017, trivago’s global hotel search platform offered access to over 1.8 million hotels in over 190 countries. trivago’s platform can be accessed globally via 55 localized websites and apps in 33 languages.
Media Contact
Sydney Burdick
corporate.communication@trivago.com

IR Contact
Matthias Tillmann
ir@trivago.com

*Non-GAAP Financial Measures
Adjusted EBITDA is a non-GAAP financial measure. We define adjusted EBITDA as net income plus:

1.	benefit (provision) for income taxes,

2.	total other income (expense), net,

3.	depreciation of property and equipment, including amortization of internal use software and website development,

4.	amortization of intangible assets, and

5.	share-based compensation.

Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of total revenue.
Adjusted EBITDA for the year ended December 31, 2016 excluded total share-based compensation expense amounting to €53.7 million. There were certain shares held by trivago employees, which were originally awarded in prior years in the form of share-based options pursuant to the trivago employee option plan and subsequently exercised by such employees. During the second quarter of 2016, Expedia, Inc. exercised a call right on these shares and elected to do so at a premium to fair value, the aggregate payment of which, €62.5 million, was recorded as a Contribution from Parent in Members’ Equity. The exercise resulted in an incremental share-based compensation charge of approximately €43.7 million in the second quarter of 2016 pursuant to liability award treatment. The differential between the cash settlement amount and the incremental share-based compensation charge reflects share-based compensation expense recorded on these awards in previous periods. For the full year 2016, €51.0 million of expense was due to the mark-to-market treatment.
A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods. Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with GAAP, including net loss. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Forward looking statements
This press release contains certain forward-looking statements. Words, and variations of words such as "believe," "expect," "plan," "continue," "will," "should," and similar expressions are intended to identify our forward-looking statements. These forward-looking statements involve risks and uncertainties, many of which are beyond our control, and important factors that could cause actual events and results to differ materially from those in the forward-looking statements. For additional information factors that could affect our forward-looking statements, see our risk factors, as they may be amended from time to time, set forth in our public filings with the Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation.